Exhibit 99.3

News release…

Date: 14 October 2003
Ref: PR322g

Appointment of Director

Rio Tinto is pleased to announce the appointment of Sir John Kerr as a non-executive director of the Company with effect from 14 October 2003.

Sir John has had a long and distinguished career with the UK Diplomatic service, culminating with his appointment as Permanent Under-Secretary at the Foreign Office. Earlier appointments included Ambassador to the European Union and the United States. After retiring from the Foreign Office in 2002, he was Secretary General of the European Convention, which prepared the draft EU Constitutional Treaty. Sir John is also a Director of The “Shell” Transport and Trading Company p.l.c. and Scottish American Investment Trust plc.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885